FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 November 2003

CSR Limited

(Translation of registrant’s name into English)

9 Help Street, Chatswood  NSW  2067  AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CSR Half Yearly Report 2003

FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K contains certain forward-looking statements, including statements regarding the expected outlook for fiscal year 2004 of CSR Limited.  CSR can give no assurances that the actual results for its fiscal year 2004 will not differ materially from the statements contained herein.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of CSR, which may cause actual results to differ materially from those expressed in the statements contained herein.  Such factors include, among other things, the following:

•                  general economic and business conditions in Australia, New Zealand, Japan, Asia and other global economic influences;

•                  trends and business conditions in the Australian building and construction industries;

•                  trends and business conditions in the Australian and global aluminium, and sugar industries;

•                  competition from other suppliers in the industries in which the CSR group operates;

•                  the potential loss of major customers or suppliers;

•                  costs and availability of raw materials;

•                  changes in the CSR group entities’ strategies and plans regarding acquisitions, dispositions and business development;

•                  risks associated with ongoing litigation in the United States and Australia from claimants alleging personal injuries due to exposure to asbestos; and

•                  compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to the entities of the CSR group.

The foregoing list of factors is not exhaustive.  When relying on forward-looking statements to make decisions with respect to investing in CSR shares, you should carefully consider the foregoing factors and other uncertainties and potential events. CSR does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by CSR or on CSR’s behalf.

CSR Half Yearly Report 2003

CSR Limited

ABN 90 000 001 276

For the half year ended 30 September 2003

This half yearly report is provided to the ASX under ASX listing rule 4.2A

Results for announcement to the market

	$ million

Revenues from ordinary activities	1,126.9

Profit from ordinary activities after tax attributable to members	100.0

Profit from extraordinary items after tax attributable to members	Nil

Net profit attributable to members	100.0

Dividend per share	5 cents (70% franked at 30% tax rate	)

Record date for determining entitlements to interim dividend	1 December 2003

Directional and % changes are not included above because the audited financial results for the six months ended 30 September 2002 included the Rinker Materials Corporation and Readymix businesses demerged from CSR on 28 March 2003.  Management’s discussion and analysis is based on the pro-forma results for the six months ended 30 September 2002 for CSR Limited less the demerged businesses.

This half year report should be read in conjunction with the financial report for the year ended 31 March 2003.

CSR Limited  ABN 90 000 001 276
9 Help Street  Chatswood  NSW 2067  Australia
Telephone +612 9235 8000  Facsimile +612 9235 8055  E-mail investorrelations@csr.com.au

CSR LIMITED RESULTS FOR THE HALF YEAR ENDED 30 SEPTEMBER 2003

Highlights

•                  Earnings before interest and tax (EBIT) were maintained at similar levels to the same period last year following improved performance from Aluminium offset by a reduction in CSR Sugar earnings and a steady performance by CSR Building Products.

•                  Net profit after tax of $100.0 million and earnings per share of 10.6 cents.

•                  Interim dividend: 5 cents per share with franking maintained at 70%.  The final dividend for the year ending 31 March 2004 is expected to match the six cents a share paid last year.

•                  Low risk growth projects announced – including a $100 million renewable energy project at Pioneer raw sugar mill and a $75.7 million share of an upgrade of the Tomago aluminium smelter.

•                  Initiatives under way to further reduce corporate and divisional overhead costs by over $15 million a year.

Key facts

Half year ended 30 September [$ million unless stated]	2003	2002(1)	% change

Trading revenue	1,110.7	1,096.2	1.3
Earnings before interest, tax, depreciation, amortisation and significant items – EBITDA	218.9	217.2	0.8
Earnings before interest, tax and significant items – EBIT	165.0	168.0	-1.8
Net profit	100.0	106.3	-5.9
Earnings per share [cents]	10.6	11.3	-6.2

Net operating cash flow	137.0	135.0	1.5
Funds employed	1,363	1,444	-5.6

Key measures

EBITDA/trading revenue [%]	19.7	19.8
EBIT/trading revenue [%]	14.9	15.3
Return on funds employed [%] (2)	20.0	20.2

As at	30 September 2003	31 March 2003
Gearing – net debt / net debt + equity [%]	11.8	16.4

(1)              The previous period results shown here exclude the Rinker Materials Corporation and Readymix businesses demerged from CSR on 28 March 2003.  Corporate costs have also been adjusted to reflect the demerger.

(2)              Based on past 12 months EBIT divided by funds employed as at 30 September.

Overview

“CSR has delivered a satisfactory half year result and made good progress on a number of initiatives since the successful demerger of Rinker Group Limited earlier this year.  These initiatives include: improving the company’s already strong balance sheet through increased cash generation, lifting factory efficiencies and customer service, and committing $176 million to launch two growth projects to create value from surplus cash flow,” said Managing Director and CEO Alec Brennan.

“CSR is also further streamlining its overhead structure beyond the reductions made at the time of the demerger.  Ongoing annual savings of over $15 million are expected but we will incur some one off restructuring costs this year,” Mr Brennan said.

Financial review

CSR’s financial position remains strong with net debt at 30 September 2003 reduced to $161 million, down 29% from $226 million at 31 March 2003.  Gearing (net debt/net debt plus equity) of 11.8% is well down from the already modest rate of 16.4% at March 2003.

In May 2003, CSR announced a buyback of up to 5% of its shares.  To date, no shares have been purchased under this program, however the buyback period extends to June 2004.  CSR will continue to explore capital management opportunities for maximising shareholder returns.

Interim dividend

The directors have declared an interim dividend of 5 cents a share, payable on 15 December 2003.  Franking has been maintained at 70%.  The final dividend for the year ending 31 March 2004 is expected to remain at six cents a share, bringing the total expected dividend for the year to 11 cents a share.  The company is confident of returning to full franking next year.

Review of results by segment

EBIT by segment

	Half year ended 30 September [$ million unless stated]	2003	2002		% change
	CSR Building Products	59.2	63.2		-6.3
	Aluminium	72.8	61.1		19.1
CSR Sugar	- Milling	38.0	42.1	(1)	-9.7
	- Refining, Ethanol	10.7	17.2		-37.8
	Property	2.5	5.0
	Corporate costs	-9.8	-10.9	(2)
		173.4	177.7		-2.4
	Restructure and provisions (3)	-8.4	-9.7
	Total EBIT	165.0	168.0		-1.8

(1)               Based on a sugar price of $250 a tonne assumed for the half year ended 30 September 2002.  Final price for the financial year ended 31 March 2003 was $274 a tonne.

(2)               Based on normalised costs assumed in the demerger scheme booklet dated 7 February 2003.

(3)               Includes product liability and superannuation costs offset by minor write back of provisions.

CSR Building Products – Improved prices in all products

Revenue of $462.6 million was in line with the same period last year despite a drop of 9.6% in detached residential housing starts.  EBIT decreased to $59.2 million from $63.2 million in the same period last year.  Price increases were achieved in most products.  Costs of the extended commissioning of the Rosehill, Sydney, concrete roof tile plant negatively impacted results.

Aluminium – EBIT up 19.1%

Aluminium EBIT rose by 19.1% to $72.8 million on 3.8% higher revenues of $223.9 million.  Volume sold increased 2.3% to 81,782 tonnes as Tomago marginally increased production.  Favourable aluminium price and currency hedging improved the EBIT margin to 32.7% from 28.5%.  Revenues from aluminium continue to be underpinned by significant hedging positions.

CSR Sugar – Difficult conditions as global prices remain depressed

CSR Sugar Milling EBIT fell 9.7% to $38.0 million on revenue of $392 million.  Sugarcane milled rose 1.9% to 9.8 million tonnes due to improved milling rates and a solid crop in the Burdekin River region of Queensland.  World raw sugar prices remained depressed and are well below historical averages.

Ethanol operations and the refined sugar joint ventures (50% CSR) also experienced difficult market conditions – with reduced demand from most market segments – resulting in an EBIT of $10.7 million, down from $17.2 million in the same period last year.

Delivering low risk growth allied to existing businesses

Expansion of Aluminium operations

Gove Aluminium Finance Limited (GAF, 70% CSR) has today committed to invest $75.7 million as its share of a low capital cost expansion project to upgrade the Tomago aluminium smelter to Pechiney AP22 technology.  GAF holds a 36.05% interest in the Tomago smelter, near Newcastle, New South Wales.  This investment is expected to generate attractive additional returns for CSR.  Tomago is to increase its total yearly production by 70,000 tonnes to 530,000 tonnes at an estimated cost of $210 million.  The expansion will begin delivering extra aluminium in calendar year 2004 and progressively increase production until full capacity is reached in about three years.

$100 million renewable energy project under way at Pioneer raw sugar mill

In early September 2003, CSR announced that it is to become one of Australia’s largest producers of new renewable energy with a $100 million investment in a 63 megawatt electricity plant at the Pioneer raw sugar mill in the Burdekin River District, south of Townsville.  Electricity generation is fuelled by sugarcane waste fibre produced in the milling process.  The project is expected to produce attractive returns above its cost of capital from the first year of operation.  Similar projects at three other mills are currently under consideration.

Further streamlining of cost structure

CSR has been progressively downsizing following the demerger of Rinker Group Limited and has commenced further streamlining of corporate and divisional overheads and services functions.  This process is expected to be mainly completed by year end and produce savings of over $15 million per year.  This will require a one-off charge of up to $10 million for the year ending 31 March 2004.

Outlook for the full year to March 2004

CSR Building Products – The residential housing market outlook is currently expected to continue at satisfactory levels in the near term, although building activity is likely to be below last year.  The reduction in sales volume should be largely offset by price increases initiated earlier this year.  Prices are expected to be generally stable despite strong competition in all product categories.

Aluminium – The result is expected to be stronger than last year although there will be some higher one-off costs at Tomago in the next six months.  Revenue will continue to be underpinned by hedging.

CSR Sugar – The raw sugar pool price for the 2003-2004 season is currently expected to be in the range $230 to $250 per tonne, down from $274 per tonne in the financial year ended 31 March 2003.  The total quantity of sugarcane milled by CSR is likely to be slightly above last year.  Demand is expected to continue to be weak for refined sugar although the market in the second half of the year should generally be stronger, with increased food and beverage production during the summer months.  CSR Sugar’s EBIT for the full year to 31 March 2004 is expected to be in line with, or below, the half year result.

CSR overall – Given the weaker expected result for CSR Sugar and the continuing strong A$, the operating result for the full year now looks likely to be at least 5% below last year, excluding the one-off restructuring charge.

The way ahead

CSR continues to work hard to implement the strategy outlined at the time of the demerger, to develop the strengths and performance of its businesses and pursue low risk growth options.  In the longer term, CSR’s diversified businesses – which have leading market positions and strong cash flows – will underpin its ability to create value for shareholders.

19 November 2003

Media/analyst enquiries:

Andrée Taylor, CSR Investor Relations

Tel:  +612 9235 8053 / Mob:  0419 476 588

Email:  ABTaylor@csr.com.au

CSR Limited

Management’s discussion and analysis

Results for the half year ended 30 September 2003

Summary of operations by business

CSR Building Products

Half year ended 30 September [$ million unless stated]	2003	2002	% change

Trading revenue	462.0	461.9	—
EBITDA	80.6	80.0	0.8
EBIT	59.2	63.2	-6.3
Funds employed	619	637	-2.8

EBITDA/trading revenue [%]	17.4	17.3
EBIT/trading revenue [%]	12.8	13.7
Return on funds employed [%]	18.7	19.5
Safety – TRFR (1)	21.0	27.2	-22.8

(1)               Total recordable injury frequency rate – the number of lost time, medical treatment and restricted work injuries per million work hours.

Trading revenue was $462 million, in line with the same period last year despite a 9.6% drop in the number of detached residential housing starts (lagged three months) compared to the previous corresponding half year.  The fall was higher in CSR’s main markets of Queensland, New South Wales and Victoria, which averaged a drop of 13.7%.  The total Australian residential market, including multi-residential housing, fell 6.7%.  Despite the slowdown in residential housing activity, the commercial and alterations markets improved.  EBITDA of $80.6 million was slightly ahead of the same period in the previous year due to price increases across all products.

EBIT margins have been negatively impacted by increased costs associated with the depreciation of SAP computer systems and higher costs associated with commissioning the Rosehill roof tile factory.  The SAP systems implementation has now been successfully completed and work has commenced on extracting full value through the improved information and standardised processes which the systems provide.

CSR Gyprock™ Plasterboard and Fibre Cement revenue of $190 million was 4.6% above the same period last year due to stronger prices and slightly higher sales volumes.  CSR maintained market share despite a new entrant into the east coast market, but the increased competition has put downward pressure on prices.  Sales of accessories and value added products – including specialised impact and sound resistant wall and ceiling systems – increased strongly.  CSR Fibre Cement revenue rose as increased prices offset reduced sales volumes in increased competition.  The recently launched CSR ExpressWall™ compressed fibre cement sheet façade system won market share, especially in the commercial building sector.

CSR PGH™ bricks and Hebel lightweight concrete products increased revenue by 2.8% to $100 million, driven by strong growth for bricks and pavers in Queensland and South Australia.  Heavy rains, particularly in New South Wales, reduced sales volumes earlier in the period.  Prices improved significantly.  CSR Hebel™ aerated lightweight concrete products continued to perform strongly in their niche market.  Hebel price and volumes increased, with significant growth especially in the commercial building market.

CSR Monier™ and Wunderlich™ roof tiles revenue was $89 million – down 7%.  Prices increased but volume fell.  Profit from roofing was reduced by ongoing commissioning costs at the Rosehill roof tile factory in Sydney.  Although operational, the plant is performing below forecast capacity.  New, stylish, flat design tiles produced at the plant have been well received by the market.

CSR Bradford Insulation™ revenue rose slightly to $52 million with increased prices.  In Asia, increased price competition continues to impact the results of the Singapore and Malaysia insulation businesses while the Chinese operations performed well.

Progress against priorities set in the CSR Annual Report 2003

•                  Improve pricing in all products while retaining market share:  Significant price increases were achieved in most products while market share has been generally steady.

•                  Grow through product innovations:  Several new value added products were introduced in CSR Gyprock, Fibre Cement and Monier and Wunderlich, with good market acceptance over the period.  CSR has begun distributing the imported non-combustible Paroc Panel system – rockwool insulation sandwiched between robust zinc layered steel sheets – for lining external and internal walls and ceilings in commercial buildings.

•                  Increase effectiveness of sales force and the servicing of customers:  SAP implementation is now complete, providing improved market information, with distribution and delivery tracking systems providing better information for customers.

•                  Improve efficiency of production and distribution operations:  Operational improvements saved $8 million in the last six months.  Cost reduction targets set at all factories are improving performance across all businesses.

•                  Improve safety and environmental performance:  The continuing development of a strong safety culture supported by clear performance indicators continued to bring improvements.  Environmental incidents remain at low levels.  Targets have been established for key environmental performance indicators to help reduce energy and water consumption, and waste and greenhouse gas emissions.

Aluminium

Half year ended 30 September [$ million unless stated]	2003	2002	% change

Trading revenue	222.5	214.5	3.7
EBITDA	83.7	72.1	16.1
EBIT	72.8	61.1	19.1
Funds employed	221	303	-26.9

EBITDA/trading revenue [%]	37.6	33.6
EBIT/trading revenue [%]	32.7	28.5
Return on funds employed [%]	62.4	38.3

CSR holds a 70% interest in Gove Aluminium Finance (GAF), which owns 36.05% of the Tomago aluminium smelter, near Newcastle, New South Wales.

Trading revenue increased by 3.7% to $222.5 million over the comparable period last year.  The 19.1% increase in EBIT to $72.8 million was underpinned by aluminium price and currency hedging and higher shipments in the half year ended 30 September 2003.  Lower A$ alumina costs resulted from the firmer Australian currency.

The world market for aluminium has improved over the past six months, with prices averaging US$1,400 a tonne compared to US$1,353 in the previous corresponding period.  The average realised price over the six month period was A$2,721 a tonne compared to A$2,683 a tonne in 2002.  The Tomago smelter marginally increased production over the comparable period last year.

Progress against priorities

•                  Seek opportunities to grow CSR’s aluminium investment to achieve the best outcome for shareholders:  GAF’s $75.7 million investment in an upgrade at the Tomago smelter will provide additional aluminium for sale in calendar year 2004 and subsequent years.

•                  Continue to hedge the world market aluminium price and US$ revenue to provide a base level of profitability and to reduce volatility of earnings:  Active hedging continued and the program will continue to provide benefits for the remainder of the 2004 financial year.

CSR Sugar

Half year ended 30 September [$ million unless stated]	2003	2002		% change
Trading revenue	423.2	419.6		0.9
EBITDA	66.2	77.5	(1)	-14.6
EBIT	48.7	59.3	(1)	-17.9
Funds employed	630	698		-9.7

EBITDA/trading revenue [%]	15.6	18.5
EBIT/trading revenue [%]	11.5	14.1
Return on funds employed [%]	9.6	7.7
Safety – TRFR (2)	20.6	31.3		-34.2

(1)               Based on a sugar price of $250 a tonne assumed for the half year ended 30 September 2002.  Final pool price for the financial year ended 31 March 2003 was $274 a tonne.

(2)               Total recordable injury frequency rate – the number of lost time, medical treatment and restricted work injuries per million work hours.

Trading revenue was $423 million, in line with the same period last year due to growth in raw sugar milling revenue offset by ethanol.  The total sugarcane milled in the current season from June through to 30 September was 9.8 million tonnes, a 1.9% increase from the previous year.

The world raw sugar price remains depressed and well below historical averages.  The average spot sugar price for the six months to 30 September 2003 was 6.76 US cents per pound, 7% below the five year average and 25% below the 10 year average.

Milling – EBIT fell to $38.0 million, 9.7% below the same period last year, which included a one-off benefit of hedging the world sugar price and a dividend from Sugar Terminals Limited, which this year is expected to be received in the second half of CSR’s financial year ending 31 March 2004.

The sugar price of $250 a tonne (estimated as payable by Queensland Sugar Limited) for the half year just finished was the same as that used for calculating EBIT in the half year ended 30 September 2002.  For last year, this was subsequently increased to $274 a tonne.  Although the world sugar market is volatile making forecasting a challenge, CSR expects that sugar prices for the full year to 31 March 2004 to be finalised in the range $230 to $250 a tonne.

In the past half year, sugarcane crop yields improved, particularly in the irrigated Burdekin River region where CSR has four of its seven mills.  The improvement has been in part attributed to the success to date of the Cane Productivity Initiative, a joint initiative between CSR, the Canegrowers Association and the Bureau of Sugar Experiment Stations to improve sugarcane farm productivity and harvesting techniques.

Refined sugar – CSR’s share of EBIT from the 50% owned refined sugar joint ventures, Sugar Australia and New Zealand Sugar Company, fell 43.2% below the corresponding period last year to $6.7 million.  Demand from key food and beverage customers was lower as a result of poor Australian trading conditions and the impact of the drought on production of milk based confectionary products. Reduced export sales were also impacted by the rising value of the A$ as well as the effect of the SARS outbreak in Asia.  Tough trading conditions prevailed in the highly competitive retail sector.  New Zealand Sugar Company’s results were similar to last year.

Ethanol – EBIT was $4.0 million, 25.9% below the corresponding period last year due to higher molasses costs and lower fertiliser sales volumes.  Also, export profit margins came under pressure from Brazilian ethanol exports.  While most of CSR’s ethanol production is targeted to the industrial solvent and beverage markets, CSR has provided ethanol for a biofuel trial with Caltex in Cairns, North Queensland, which has been under way for six months.

Progress against priorities

•                  Drive harder for commitment from entire sugar industry to productivity initiatives:  In the regions in which the company operates, CSR is beginning to see results from the Cane Productivity Initiative program to improve the sugar industry’s overall export market competitiveness.

•                  Get renewable energy projects under way:  The $100 million renewable electricity project at Pioneer raw sugar mill was announced in September 2003.  Additional projects at up to three other mills are under consideration.

•                  Improve safety and environmental performance:  Business unit managers are trained in skills needed to manage key areas, including safety and environmental performance.  The focus on training has improved safety and environmental results in the last six months.  Advances have been achieved in a major program to both reduce water use in CSR mills and minimise waste water discharged.

19 November 2003

Media/analyst enquiries:

Andrée Taylor, CSR Investor Relations

Tel:  +612 9235 8053
Mob:  0419 476 588

Email:  ABTaylor@csr.com.au

www.csr.com.au

Directors of CSR Limited

Directors of CSR Limited at any time during the half year ended 30 September 2003, or since that date, are shown below.

Ian Blackburne, Alec Brennan, Carolyn Hewson and John Wylie were directors from 1 April 2003 up to and including the date of this report.

Barry Jackson and John Story were directors from 12 April 2003 up to and including the date of this report.

John Morschel, John Arthur, John Ballard and David Clarke were directors from 1 April until 12 April 2003.

Signed in accordance with a resolution of the directors.

Alec Brennan

CEO and Managing Director

Sydney, 19 November 2003

CSR half yearly report 2003

Consolidated statement of financial performance (c)

Half-year ended 30 September (A$ million unless indicated)	Note	2003(a)	2002(b)

Trading revenue - sale of goods		1,110.7	3,638.4
Cost of sales		(790.7)	(2,281.6)
Warehouse and distribution costs		(61.1)	(508.7)
Selling costs		(71.8)	(104.5)
Administration and other operating costs		(35.2)	(272.6)
Share of partnership’s net loss	8	—	(0.9)
Share of associate entities’ net profit	8	12.3	29.8
Operating profit		164.2	499.9
Other revenue from ordinary activities		14.5	78.6
Other expenses from ordinary activities		(13.7)	(39.7)
Dividend income from others		—	2.2
Profit from ordinary activities before finance and income tax		165.0	541.0
Interest income	2	1.7	5.8
Borrowing costs	2	(10.7)	(54.9)
Profit from ordinary activities before income tax		156.0	491.9
Income tax expense relating to ordinary activities	3	(41.7)	(159.6)
Net profit		114.3	332.3
Net profit attributable to outside equity interests		14.3	12.9
Net profit attributable to members of CSR Limited		100.0	319.4
Decrease in foreign currency translation reserve arising on translation of self-sustaining foreign operations		(7.1)	(43.0)
Adjustment to opening retained profits on adoption of AASB 1044 - product liability			(143.7)
Adjustment to opening retained profits on adoption of revised AASB 1028		(2.3)
Total revenue, expense and valuation adjustments attributable to members of CSR Limited recognised directly in equity		(9.4)	(186.7)
Total change in equity not resulting from transactions with owners as owners		90.6	132.7

Reconciliation of retained profits
Retained profits at the beginning of the financial year		147.3	1,602.3
Net profit attributable to members of CSR Limited		100.0	319.4
Adjustment to opening retained profits on adoption of AASB 1044 - product liability			(143.7)
Adjustment to opening retained profits on adoption of AASB 1044 - dividend			121.7
Adjustment to opening retained profits on adoption of revised AASB 1028		(2.3)
Aggregate of amounts transferred from reserves		(0.2)	(2.7)
Total available for appropriation		244.8	1,897.0
Dividends provided for or paid	7	(56.7)	(121.8)
Retained profits at the end of the financial half year		188.1	1,775.2

(Australian cents per share)
Basic earnings per share on net profit attributable to members of CSR Limited		10.6	34.1

Diluted earnings per share based on net profit attributable to members of CSR Limited		10.6	34.0

(a)                2003 - Results for CSR since the demerger.

(b)               2002 - Results for both CSR and the demerged Rinker Group Limited, comprising the Rinker Materials Corporation and Readymix businesses.

(c)                Refer to Management’s discussion and analysis for a proforma comparison of the CSR group’s results.

Consolidated statement of financial position

(A$ million)	Note	As at 30 September 2003	As at 31 March 2003

Current assets
Cash (a)		94.0	372.4
Receivables		341.2	326.2
Inventories		163.8	156.3
Other current assets		5.4	2.3
Total current assets		604.4	857.2

Non-current assets
Receivables		33.1	46.3
Inventories		22.8	19.4
Investments accounted for using the equity method		146.1	138.4
Other financial assets		22.3	22.4
Property, plant and equipment (net)		1,321.2	1,357.4
Intangibles (net)		35.7	36.1
Deferred income tax assets		188.8	202.8
Other non-current assets		66.2	55.5
Total non-current assets		1,836.2	1,878.3
Total assets		2,440.6	2,735.5

Current liabilities
Payables		256.7	241.1
Interest-bearing liabilities (a)		2.2	325.6
Income tax liabilities		14.4	13.3
Provisions		116.4	138.8
Total current liabilities		389.7	718.8

Non-current liabilities
Payables		3.1	1.5
Interest-bearing liabilities		253.2	272.7
Deferred income tax liabilities		216.8	213.5
Provisions		377.9	380.2
Total non-current liabilities		851.0	867.9
Total liabilities		1,240.7	1,586.7
Net assets		1,199.9	1,148.8

Equity
Contributed equity	4	921.4	919.7
Reserves		5.7	12.6
Retained profits		188.1	147.3
Equity attributable to members of CSR Limited		1,115.2	1,079.6
Outside equity interest in controlled entities		84.7	69.2
Total equity		1,199.9	1,148.8

(a)      As part of the demerger, A$60.2 million of CSR’s cash balances at 31 March 2003 were allocated to Rinker Group Limited.

In addition A$255.3 million was payable to Rinker Group Limited to extinguish debt. These payments were made to Rinker Group Limited in the half year ended 30 September 2003.

Consolidated statement of cash flows

Half-year ended 30 September (A$ million)	2003(a)	2002(b)

Cash flows from operating activities
Receipts from customers	1,175.9	3,632.5
Payments to suppliers and employees	(1,024.3)	(3,090.1)
Dividends and distributions from associate entities	5.4	22.2
Other dividends received	—	2.2
Interest received	2.1	6.6
Income tax paid	(22.1)	(19.3)
Net cash from operating activities	137.0	554.1

Cash flows from investing activities
Purchase of property, plant, equipment and other non-current assets	(41.6)	(147.3)
Proceeds from sale of property, plant, equipment and other non-current assets	15.3	58.0
Purchase of controlled entities and businesses net of cash acquired	—	(962.2)
Proceeds from sale of interest in controlled entities and businesses	—	33.7
Loans and receivables advanced	—	(1.5)
Loans and receivables repaid	16.0	2.8
Net cash used in investing activities	(10.3)	(1,016.5)

Cash flows from financing activities
Proceeds from issue of shares to CSR shareholders	1.7	14.0
Cash paid to Rinker Group Limited consequent to demerger	(315.5)
Share buyback	—	(6.7)
Net (repayment of) proceeds from borrowings	(20.3)	638.0
Dividends paid	(56.5)	(121.0)
Interest and other finance costs paid	(6.9)	(52.0)
Net cash (used in) from financing activities	(397.5)	472.3

Net (decrease) increase in cash held	(270.8)	9.9
Net cash at beginning of the financial period	366.1	156.6
Effects of exchange rate changes	(1.8)	0.1
Net cash at 30 September	93.5	166.6

Reconciliation of net cash

Reconciliation of net cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the statement of financial position is as follows.

Cash at banks and on hand	29.7	82.5
Short-term loans and deposits	64.3	84.1

	94.0	166.6
Bank overdrafts	(0.5)	—
Net cash at 30 September	93.5	166.6

(a)      2003 - Results for CSR since the demerger.

(b)     2002 - Results for both CSR and the demerged Rinker Group Limited, comprising the Rinker Materials Corporation and Readymix businesses.

Notes to the Financial Statements for the half year ended 30 September 2003

i. Basis of Preparation.  This half yearly report is a general purpose financial report prepared in accordance with the Accounting Standard AASB 1029 “Interim Financial Reporting”,  the requirements of the Corporations Act 2001, other applicable accounting standards and urgent issues group consensus views, and complies with other requirements of the law and the Listing Rules of the Australian Stock Exchange Limited. The financial report is based on historical cost, except for certain assets which are at deemed cost. The accounting policies adopted are consistent with those of the previous year, unless otherwise stated. It should be read in conjunction with the last Annual Report and announcements to the market made by the company during the half-year in accordance with the company’s continuous disclosure obligations arising under the Corporations Act 2001 and Listing Rule 3.1.  This report does not include all the notes of the type normally included in an annual financial report.

ii. Subsequent Events. There has been no event since the end of the half-year which has had a material effect on the matters already reported.

Subsequent to 30 September 2003, Gove Aluminium Finance Limited (70% CSR) has committed to invest about A$75.7 million as its share of an expansion project to upgrade the Tomago aluminium smelter, near Newcastle, New South Wales, to Pechiney AP22 technology. The effect of this commitment is not reflected in the financial statements.

CSR has been progressively downsizing following the demerger of Rinker Group Limited and has commenced further streamlining of corporate overheads and services functions. This process is expected to be mainly completed by year end and produce savings of over A$15 million per year.  This will require a one-off charge of up to A$10 million for the year ending 31 March 2004. A provision of approximately A$2 million is included in the financial statements as at 30 September 2003 to cover redundancies that CSR was committed to as at 30 September 2003.

iii. Significant Accounting Policies.  The accounting standards, policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report, except for the adoption of revised Accounting Standard AASB 1028 “Employee Benefits”.  This revised accounting standard requires that employee provisions be carried at rates determined using the anticipated salary and wage levels for each employee when the leave is to be taken rather that at current wage and salary rates.  The effect of this change in accounting policy was to increase provisions by A$3.2 million which was taken directly to retained earnings (A$2.3 million after tax).

iv. Seasonality of Results.  CSR’s Sugar mills only operate for approximately five months of the year generally from July to November. The results of this business are more favourable in the first half of the year than the second half. Due to this seasonality CSR expects its  Sugar Mills full year result to be in line with the half year result.

v. Rounding.  Rounding of amounts to nearest A$0.1 million.  Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by ‘A$ million’. CSR Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

1. Segment information

	Total Revenue(a)(b)		Depreciation & Amortisation(c)
(A$ million)	2003	2002	2003	2002
Business segments
Building Products	462.6	463.7	21.4	16.8
Aluminium	223.9	215.7	10.9	11.0
Sugar - milling	392.0	387.8	16.6	17.2
Sugar - ethanol and refining	31.4	34.9	0.9	1.0
Property	0.9	19.8	—	—
Segment totals	1,110.8	1,121.9	49.8	46.0
Corporate, restructuring and provisions (d)	14.4	2.9	4.1	6.4
Continuing group total	1,125.2	1,124.8	53.9	52.4
Discontinued Operations (e)	—	2,594.4	—	167.8
Group total	1,125.2	3,719.2	53.9	220.2
Interest revenue	1.7	5.8	—	—
Consolidated	1,126.9	3,725.0	53.9	220.2

	Profit from ordinary activities before income tax		Income tax		Outside equity interests		Net Profit
(A$ million)	2003	2002	2003	2002	2003	2002	2003	2002
Business segments
Building Products	59.2	63.2	16.4	18.1	0.3	—	42.5	45.1
Aluminium	72.8	61.1	22.2	18.3	14.3	11.5	36.3	31.3
Sugar - milling	38.0	42.1	11.5	11.7	—	—	26.5	30.4
Sugar - ethanol and refining	10.7	17.2	2.3	4.0	—	—	8.4	13.2
Property	2.5	5.0	—	0.2	—	—	2.5	4.8
Segment totals	183.2	188.6	52.4	52.3	14.6	11.5	116.2	124.8
Corporate costs (f)	(9.8)	(10.9)	(3.0)	(3.3)	—	—	(6.8)	(7.6)
Segment totals less Corporate costs	173.4	177.7	49.4	49.0	14.6	11.5	109.4	117.2
Restructuring and provisions (d)	(8.4)	(9.7)	(5.5)	(5.5)	—	—	(2.9)	(4.2)
Continuing group total	165.0	168.0	43.9	43.5	14.6	11.5	106.5	113.0
Discontinued Operations (e)	—	373.0	—	135.0	—	2.3	—	235.7
Group total	165.0	541.0	43.9	178.5	14.6	13.8	106.5	348.7
Net finance	(9.0)	(49.1)	(2.2)	(18.9)	(0.3)	(0.9)	(6.5)	(29.3)
Consolidated	156.0	491.9	41.7	159.6	14.3	12.9	100.0	319.4

(a)              Excludes net profit from associates.

(b)             Internal revenue between segments is nil.

(c)              Total depreciation includes A$1.3 million (2002: A$39.7 million) amortisation of intangibles.

(d)             Includes major asset sales, product liability, and certain rationalisation costs.

(e)              Discontinued operations - previous corresponding period includes the results of the demerged Rinker Group Limited, comprising Rinker Materials Corporation and Readymix businesses.

(f)                Represents unallocated overhead costs. Corporate costs for 2002 have been split between the on-going businesses and the discontinued businesses on a reasonable basis.

2. Net finance expense

Half-year ended 30 September (A$ million)	2003(a)	2002(b)

Interest paid or payable on long-term debt	6.9	48.3
Interest paid or payable on short-term debt	1.4	2.9
Finance leases	—	0.2
Total interest expense	8.3	51.4
Less amounts capitalised	—	—
Add
- funding costs	0.9	2.3
- foreign exchange loss	1.5	1.2
Borrowing costs	10.7	54.9
Less interest income	(1.7)	(5.8)
Net finance expense	9.0	49.1

3. Income Tax(c)

Income tax expense

Reconciliation of income tax expense charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax

Profit from ordinary activities before income tax	156.0	491.9

Income tax expense calculated at 30%	46.8	147.6
Increase (decrease) in income tax expense due to
Non-tax deductible depreciation and amortisation	1.9	8.3
Non-tax deductible other expenditure	0.3	1.1
Asset disposals and writedowns	(1.2)	(5.9)
Asian trading profits not recognised	—	(0.6)
Equity accounted associates’ profit	(2.7)	(6.8)
Income tax over provided in prior years	(1.5)	(2.5)
Overseas tax rate differential	0.1	20.9
Other items	(2.0)	(2.5)
Total income tax expense on profit from ordinary activities	41.7	159.6

(a)                2003 - Results for CSR since the demerger.

(b)               2002 - Results for both CSR and the demerged Rinker Materials Corporation and Readymix businesses.

(c)                Australian legislation to allow groups, comprising a parent entity and its Australian wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002.  As at the date of this financial report the directors have not completed an assessment of the financial effect, if any, the legislation may have on the company.

4. Contributed equity

	Ordinary Shares(a) Fully paid	Price	Share capital
		A$	A$ million

Particulars of shares issued during the year by CSR Limited
On issue 31 March 2003	944,668,106		919.7
Universal Share/Option Plan (b)	1,696,000	1.00	1.7
On issue 30 September 2003 (c)	946,364,106		921.4

(a)          Fully paid ordinary shares are listed on the Australian Stock Exchange. The sponsored American Depositary Receipts which traded on the over-the-counter market in the United States were terminated on 3 October 2003. Fully paid ordinary shares carry one vote per share and the right to dividends.

(b)               Fully paid ordinary shares were issued in September 2003 under the employee Universal Share/Option Plan.  For tax reasons, shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of fully paid shares were made to all eligible employees (3,872). 2,120 accepted the offer, subscribing for 400 shares and receiving a further 400 shares at no cost.

(c)                In May 2003, CSR announced a twelve month share buyback of up to 5% of its fully paid shares. No shares were repurchased under the buyback during the period.  The buyback period extends to 10 June 2004.

5. Net tangible assets per share

	30 September 2003	31 March 2003
	A$	A$
Net tangible assets per share	1.14	1.10

6. Details of entities over which control has been gained or lost

Control gained over entities

No controlled entities were acquired during the period which affected net profit by more than 5% compared with the previous corresponding half-year.

Loss of control of entities

No controlled entities were disposed of during the period which affected net profit by more than 5% compared with the previous corresponding half-year.

7. Details relating to dividends

			Franking percentage	Date dividend paid/payable	Amount per security	Total amount
					cents	A$ million

Final dividend	2003		70	3 July 2003	6	56.7

Interim dividend	2003	(a)	70	15 December 2003	5	47.3

(a) As the unfranked part of this dividend derives from the foreign dividend account, no withholding tax is payable by non-resident holders or by nominee holders on behalf of non-resident beneficiaries.

The interim dividend in respect of ordinary shares for the half year ended 30 September 2003 has not been recognised in this half year report because the interim dividend was declared subsequent to 30 September 2003.

Dividend reinvestment plans

The dividend reinvestment plan remains suspended until further notice.

8. Details of associates and joint venture entities

Aggregate share of profits (losses) of associate entities

	Half year ended
	2003	2002
	A$ million	A$ million

Profit from ordinary activities before income tax	17.5	40.0

Income tax expense	5.2	11.1

Profit from ordinary activities after income tax	12.3	28.9

Extraordinary items net of tax	—	—

Net profit	12.3	28.9

Outside equity interest	—	—
Aggregate Share of Profit	12.3	28.9

	Ownership Interest		Contribution to net profit
Name of Entity	2003	2002	2003	2002
	%	%	A$ million	A$ million

Associate Companies
New Zealand Sugar Company Limited	50.0	50.0	3.2	3.9
Other immaterial associate companies			5.7	5.2
Joint Venture Entities
Sugar Australia joint venture (a)	50.0	50.0	3.4	7.1
Discontinued associates (b)
Australian Cement Holdings	—	50.0	—	12.9
Other discontinued associate companies			—	0.7
Discontinued partnerships			—	(0.9)
Aggregate Share of Profit			12.3	28.9

(a)      CSR Limited as a joint venturer incurred a tax expense of A$1.0 million (2002 A$2.1 million) as a result of this profit. This tax expense is included within CSR’s consolidated tax expense rather than the share of associated entities’ net profit.

(b)     Demerged from the CSR group on 28 March 2003.

CSR Limited and its controlled entities do not have any other material interests.

9. Contingent Liabilities and Assets

Product Liability

CSR Limited and/or certain subsidiaries (CSR) were involved in mining asbestos and manufacturing and marketing products containing asbestos in Australia, and exporting asbestos to the United States. As a result of these activities, CSR has been named as a defendant in litigation in Australia and the United States.

In Australia, claims for asbestos induced injury have been made by employees and ex-employees of CSR, by others such as contractors and  transporters and by users of products containing asbestos. As at 30 September 2003, there were 583 such claims pending.

In the United States, claims for damages are being made by people who allege exposure to asbestos fibre liberated either during the manufacture of products containing asbestos or in the installation or use of those products. As at 30 September 2003, there were 2,391 such claims pending.

CSR has been settling claims since 1989. As at 30 September 2003, CSR had resolved approximately 126,000 claims in the United States, including resolution of approximately 103,000 claims in mass settlements in West Virginia, Texas, Mississippi and Ohio and 1,393 claims in Australia.

There are uncertainties surrounding litigation in each of the United States and Australia.  The incidence of asbestos related disease, the propensity of claimants to make formal demands on CSR, the amount of those demands, the presence of other defendants in litigation involving CSR, the impact of the US litigation environment of recent asbestos bankruptcies, and the possible passage of legislation relating to asbestos claims in the United States legal system, impact the numbers and value of claims made against CSR.

CSR has recognised as a provision for product liability the best estimate of the consideration required to settle the present obligation for anticipated compensation payments and legal costs as at the reporting date.  In determining the provision, CSR has obtained independent expert advice in relation to the future incidence and value of asbestos related claims in each of the United States and Australia.  Those assessments have projected CSR’s claims experience into the future using various modelling techniques that take into account a range of possible outcomes.  The present value of the liabilities is estimated by discounting the estimated cash flows using the pre-tax rate that reflects the current market assessment of the time value of money and risks specific to those liabilities.

CSR has commenced proceedings in New Jersey against a number of insurers who issued policies to CSR from approximately 1978 to 1989. In those proceedings CSR seeks indemnity for US asbestos claims and certain other relief. Those proceedings are being pursued by CSR as speedily as possible. Costs in relation to this legal action are being deferred, however the full potential benefit from this litigation is not included in the financial statements.

At 30 September 2003, a provision of A$324.0 million has been made for all known claims and probable future claims but not for such claims as cannot presently be reliably measured. CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos related claims or the future impact on its financial condition. However, taking into account the provision already included in CSR’s financial statements, the status of proceedings in CSR’s insurance litigation and current claims management experience, the directors are of the opinion that asbestos litigation in the United States and Australia will not have a material adverse impact on its financial condition.

Workers Compensation

CSR Limited acts as an authorised self-insurer in New South Wales, Queensland, Victoria, South Australia (to 10 April 2003), Western Australia, and the Australian Capital Territory for workers’ compensation insurance.  Adequate provision has been made for all known claims and potential future claims that can be reliably measured.

Other

CSR sold its interest in Gove Aluminium Limited to Alcan Northern Territory Alumina Pty Limited (“Alcan”) on  31 January 2001.  In July 2003, a CSR subsidiary commenced action in the Supreme Court of New South Wales against Alcan in respect of an adjustment for diesel fuel rebates totalling US$21.9 million pursuant to the adjustment provisions under the sale agreement.  Alcan has disputed CSR’s claim and raised claims for approximately A$22.5 million in respect of the sale. Neither the potential liability or the potential asset arising from these disputes have been recorded in the financial statements.

In October 2002 Hornsby Shire Council (“the Council”) compulsorily acquired a former CSR quarry at Hornsby and legal ownership of the quarry reverted to the Council at that time.  In February 2003 the Valuer-General determined the value of the quarry at A$25 million. Under relevant legislation the Council was obliged to make an offer of compensation to CSR in the amount determined by the Valuer-General.  Accordingly, the land was treated as sold and A$25 million recorded as a receivable in CSR’s financial report for the year ended 31 March 2003. The Council has declined to compensate CSR in the amount determined by the Valuer-General, or at all, and CSR has commenced proceedings against the Council in the Supreme Court of New South Wales to recover compensation of A$25 million, together with interest and costs.  The Council has commenced action against the Valuer-General challenging the Valuer-General’s determination.  The two proceedings are scheduled to be heard together in December 2003. CSR remains confident of receiving the proceeds in full.

CSR LIMITED

ABN 90 000 001 276

Directors’ declaration

Declaration by directors on the financial statements and notes thereto set out on pages 1, and 10 to 18

The directors declare that the financial statements and notes thereto:

(a)                                  comply with Accounting Standards;

(b)                                 give a true and fair view of the financial position and performance of the consolidated entity;

(c)                                  are, in the directors’ opinion, in accordance with the Corporations Act 2001.

In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001 on behalf of the directors.

Alec Brennan

CEO and Managing Director

Sydney, 19 November 2003

INDEPENDENT REVIEW REPORT TO THE MEMBERS
OF CSR LIMITED

Scope

We have reviewed the financial report of CSR Limited for the half-year ended 30 September 2003 as set out on pages 1 and 10 to 19.  The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year.  The disclosing entity’s directors are responsible for the financial report.  We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements.  A review is limited primarily to inquiries of the entity’s personnel and analytical procedures applied to the financial data.  These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of CSR Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity’s financial position as at 30 September 2003 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

G Couttas

Partner

Chartered Accountants

Sydney, 19 November 2003

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants’ Scheme under the Professional Standards Act 1994 (NSW).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

By:	Andree Taylor
(Signature)
General Manager, Investor Relations

Date 19 November 2003